EXHIBIT 99.1

New Found Gold Announces Participation in Upcoming Mining Conferences, Including Precious Metals Summit and

Mining Forum Americas 2025

Vancouver, BC, September 9, 2025 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the Company will be participating in several upcoming conferences, including the Precious Metals Summit and Mining Forum Americas 2025. The focus of these conferences will be to discuss the recently announced combination with Maritime Resources Corp. (TSXV: MAE), the recently announced Queensway Gold Project (“Queensway”) expansion, Queensway’s Preliminary Economic Assessment (“PEA”) and to discuss the Company’s development strategy going forward (for additional information see the New Found Gold news releases dated July 21, 2025, September 5, 2025 and September 8, 2025).

Precious Metals Summit

Keith Boyle, CEO, and Fiona Childe, VP Communications and Corporate Development, will be attending the Precious Metals Summit located in Beaver Creek, CO, from September 9 to 12, 2025, to participate in one-on-one meetings with institutional investors and sell-side representatives. Mr. Boyle will be presenting on September 11, 2025, at 1:30pm MDT in Heritage Room 1.

Mining Forum Americas 2025

Keith Boyle, CEO, and Fiona Childe, VP Communications and Corporate Development, will be attending the Mining Forum Americas 2025 in Colorado Springs, CO, from September 14 to 17, 2025, to participate in one-on-one meetings with existing shareholders and new investors including, leading specialist commodity and mining investors, generalist institutional investors, private equity funds, and hedge funds. Mr. Boyle will be presenting on September 16, 2025, at 1:40pm MDT at Bartolin: Stage 3.

Munich Mining Conference

Fiona Childe, VP Communications and Corporate Development, will be attending the Munich Mining Conference in Munich, Germany, October 3 to 4, 2025, to exhibit New Found Gold and participate in meetings with private and institutional investors. Dr. Childe will be presenting to investors on October 3, 2025 at 11:55am CEST.

For more information on New Found Gold’s upcoming conferences and events, including presentations and webcast details, please visit the Company’s website at https://newfoundgold.ca/investors/events/.

Qualified Person

Keith Boyle, P.Eng., Chief Executive Officer of New Found Gold, a Qualified Person, as defined in National Instrument 43-101, has approved the scientific and technical information related to New Found Gold contained in this news release.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025: https://newfoundgold.ca/new-found-gold-announces-preliminary-economic-asse-10642/ ).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 ha project that covers a 110 km strike extent along two prospective fault zones.

On September 5, 2025 the Company announced it had entered into a definitive agreement with Maritime Resources Corp. to acquire all of the outstanding and issued shares that it does not already own (see news release dated September 5, 2025: https://newfoundgold.ca/new-found-gold-and-maritime-enter-into-definitive-11467/). On September 8, 2025, the Company announced it had entered into a Property Purchase Agreement with Exploits Discovery Corp. that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the “Claims”) (see news release dated September 8, 2025: https://newfoundgold.ca/new-found-gold-expands-queensway-gold-project-ent-11470/). The Claims adjoin New Found’s Queensway Gold Project and would increase the size of the Project by up to 33%, to a total of 234,050 hectares.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Company’s conference attendance and strategy; the merits of Queensway; and the benefits of acquiring the Claims. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with obtaining the required approvals for the to complete the transactions with Maritime Resources Corp. and Exploits Discovery Corp. (the “Transactions”), satisfying the other conditions to the Transactions, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects